UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

William L. Cornog
c/o Wengen Alberta, Limited Partnership
c/o Laureate Education, Inc.
650 South Exeter Street
Baltimore, Maryland 21202

with a copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 W. Monroe Street
Chicago, Illinois  60661
Telephone: (312) 902-5493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wengen Alberta, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
101,147,116*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,116*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.99%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wengen Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
101,147,116*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
101,147,116*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
101,147,116*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 518613203	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017,  as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such Schedule 13D filed on April 25, 2018, November 15, 2018 and November 21, 2018, respectively (as so amended, the “Statement”). This Amendment No. 4 is being filed by the Reporting Persons to report the sale by Wengen of 10,955,000 shares of the Issuer’s Class A Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On June 12, 2019, the Issuer commenced an underwritten secondary public offering (the “June 2019 Offering”) of 10,000,000 shares of Class A Common Stock (the “Firm Shares”) on behalf of Wengen as the sole selling stockholder, plus up to an additional 1,500,000 shares of Class A Common Stock subject to a 30-day over-allotment option granted to the Underwriter (as defined below), pursuant to a preliminary prospectus supplement filed by the Issuer with the SEC on June 12, 2019 under the Issuer’s registration statement on Form S-3 (File No. 333-224405).  Also on that date, the June 2019 Offering was priced and the Issuer and Wengen entered into the Underwriting Agreement (as defined below) with the Underwriter.  On June 17, 2019, Wengen consummated its sale of the Firm Shares, plus an additional 955,000 shares of Class A Common Stock pursuant to the over-allotment option granted to the Underwriter (the “Optional Shares”), in the June 2019 Offering, all upon conversion of an equal number of shares of Class B Common Stock held by Wengen, as contemplated by the Underwriting Agreement and set forth in the final prospectus supplement filed by the Issuer with the SEC on June 14, 2019 (the “Supplement”). The Selling Stockholder received net proceeds (before expenses) of $167,646,556 (or $15.3032 per share) from the sale of the Class A Common Stock. BMO Capital Markets Corp. (the “Underwriter”) acted as the sole underwriter of the June 2019 Offering. For additional information regarding the Underwriting Agreement, see Item 6 below.

Of the shares sold by Wengen in the June 2019 Offering, such shares were sold on behalf of certain direct and indirect investors in Wengen as follows:

(i)  On behalf of ILM Investments Limited Partnership, Laureate Co-Investors I Limited Partnership, Laureate Co-Investors II Limited Partnership, Laureate Co-Investors III Limited Partnership, Laureate Co-Investors IV Limited Partnership and Laureate Co-Investors V Limited Partnership (collectively, the “Sterling Co-Investment Funds”), an aggregate of 5,194,300 shares on behalf of Bregal Europe, Caisse, the Makena Funds, the SPT Funds, SSP, Stockwell, Vulcan (each as defined below) and another fund, as investors in the Sterling Co-Investment Funds.

(ii)  On behalf of Sterling Capital Partners II, L.P., 701,819 shares.

(iii)  On behalf of Bregal Europe Co-Investment Limited Partnership (“Bregal Europe”), 284,833 shares, including 260,497 shares by the Sterling Co-Investment Funds on behalf of Bregal Europe as an investor in such funds.

(iv)  On behalf of Caisse de dépôt et placement du Québec (“Caisse”), 505,170 shares, including 151,549 shares by the Sterling Co-Investment Funds on behalf of Caisse as an investor in such funds.

(v)  On behalf of Citigroup Capital Partners II Employee Master Fund, L.P. and Co-Investment (Laureate) LLC, 128,393 and 265,276 shares, respectively.

(vi)  On behalf of Makena Private Equity Master Fund B, L.P. (“Makena PE B”) and Makena Contingent Capital Account, L.P. (“Makena Contingent” and, together with Makena PE B, the “Makena Funds”), 2,069,433 and 280,426 shares, respectively, including 1,892,622 and 280,426 shares by the Sterling Co-Investment Funds on behalf of Makena PE B and Makena Contingent, respectively, as investors in such funds.

(vii)  On behalf of SPT Capital Management, L.P. (“SPT Management”) and SPT Capital International, Ltd. (“SPT International” and, together with SPT Management, the “SPT Funds”), 444,627 and 1,242,121 shares, respectively, including 406,652 and 1,134,694 shares by the Sterling Co-Investment Funds on behalf of SPT Management and SPT International, respectively, as investors in such funds.

(viii)  On behalf of SSP Laureate Holdings LLC (“SSP”), 559,702 shares, including 515,499 shares by the Sterling Co-Investment Funds on behalf of SSP as an investor in such funds.

(ix)  On behalf of StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holdings, L.P. and 2007 Co-Investment Portfolio, L.P., 98,500, 123,739 and 194,547 shares, respectively.

(x)  On behalf of Stockwell Fund Limited Partnership (“Stockwell”), 251,683 shares, including 234,002 shares by the Sterling Co-Investment Funds on behalf of Stockwell as an investor in such funds.

(xi)  On behalf of Vulcan Education Holdings LLC (“Vulcan”) 234,464 shares, all of which were sold by the Sterling Co-Investment Funds on behalf of Vulcan as an investor in such funds.

(xii)  On behalf of the Sterling Co-Investment Funds, 83,895 shares on behalf of another investor in such funds that beneficially owns less than 1% of the Class A Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read as follows:

CUSIP No. 518613203	13D

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). Following the June 2019 Offering, the Reporting Persons may be deemed to beneficially own, in the aggregate, 101,147,116 shares of Class A Common Stock, which represents, in the aggregate, approximately 45.99% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as a result of Wengen’s ownership of 101,147,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing its pro rata interest in Wengen.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6. As set forth in the Issuer’s Schedule 14A Proxy Statement with respect to the annual meeting of stockholders filed by the Issuer with the SEC on April 12, 2019, an aggregate of 540,872 shares of Class B Common Stock were subject to such voting proxy as of February 28, 2019.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 219,935,739 shares of Class A Common Stock, which includes (1) 118,788,623 outstanding shares of Class A Common Stock, in reliance on information contained in the Supplement and reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares), based upon information contained in the Supplement and (2) 101,147,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen, also reflecting the consummation of the June 2019 Offering (including the sale of the 955,000 Optional Shares). The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that either Wengen or Wengen GP is the beneficial owner of any securities covered by this Statement.

The Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

CUSIP No. 518613203	13D

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The Selling Stockholder agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Selling Stockholder, the Firm Shares and the Optional Shares in the June 2019 Offering at a purchase price of $15.3032 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated June 12, 2019, entered into by Wengen (as the Selling Stockholder), the Issuer and the Underwriter.

In connection with the June 2019 Offering, on June 12, 2019 Wengen also entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriter. The Lock-Up Agreement provides that Wengen will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriter, for a period of 60 days after the date of the final prospectus supplement used to sell securities in the June 2019 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The descriptions of the Underwriting Agreement and Lock-up Agreement set forth above in this Item 6 do not purport to be complete and each such description is qualified in its entirety by reference to the full text of such document, which documents are included as Exhibit L and Exhibit M, respectively, to this Statement and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit L.	Underwriting Agreement dated June 12, 2019.
Exhibit M.	Lock-up Agreement dated June 12, 2019.

CUSIP No. 518613203	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2019

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director